Mail Stop 0511



							February 25, 2005



C. Patrick Machado
Senior Vice President and Chief Financial Officer
Orion Acquisition Corp. II
501 Second Street, Suite 211
San Francisco, California 94107

		RE:	Orion Acquisition Corp. II
			Registration Statement on Form SB-2
			File No. 333-122431
			Filed: January 31, 2005

Dear Mr. Machado:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the registration statement covers the resale of substantially all of the Orion Acquisition Corp. II`s outstanding securities, i.e., 16,056,115 shares of 18,006,141 shares that will be outstanding after the offering. Your offering, therefore, appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, resales will be made on a prompt and continuous basis, and the selling shareholders will be identified as underwriters. Revise your disclosure throughout the prospectus accordingly.
2. With respect to the shares of common stock offered by the company to the holders of outstanding common stock purchase warrants, advise us supplementally about the disclosure appearing on page 15 that states, "the principal purpose of the offering of the shares of common stock issuable upon the exercise of outstanding warrants is to enable us to issue such shares of common stock in compliance with applicable securities laws." Clarify what you mean by "applicable securities laws." We remind you that it is the position of the staff that the securities underlying securities that were sold privately must also be sold privately pursuant to the same exemption from registration. They are part of the same transaction. Only the resales of the underlying securities may be registered by this registration statement and the exercise or conversion transaction between the Selling Shareholders and the Company remains private, subject to the limitations of available exemptions. Please advise us supplementally whether you have identified, as selling shareholders, the individuals who currently hold the outstanding common stock purchase warrants.
3. If Medivation hosts an internet website, please disclose its internet address.
4. The information under "About this Prospectus" and "Explanatory Note" should be placed in the inside back cover page of the prospectus, or elsewhere other than between the cover page and the summary. The summary should immediately follow the prospectus cover or the table of contents.

Summary
5. Please explain "value-enhancing milestone events".
6. State the full corporate names of Medivation and merger sub.
7. State that prior to the merger, Orion was a "blank check" as the term is defined in Rule 405 of Regulation C of the Securities Act.
8. As the registrant`s predecessor, the full background and development of the business of Medivation is required to be discussed
-- as a summary hereunder and fully in the Business section. Indicate that Medivation has had no revenues to date.
9. The estimated expenses of the offering to be paid by the company on behalf of the selling shareholders should be indicated.

Risk Factors
10. In the introductory paragraph, clarify that you disclose all "material" risks here.
11. Revise your risk factor subheadings to ensure that your subheadings clearly reflect the material risk disclosed in the narrative. For example, the subheading for the third risk factor merely reads "We may be unable to identify and acquire additional product candidates." Similarly, the subheading for the fourth risk factor reads "We currently own patent rights to only two products."
Please revise your subheadings, as appropriate, so that they adequately describe the specific risk or consequence that results or may result from the stated fact. To assist you in this regard, we refer you to "A Plain English Handbook - How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and
Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.
12. To the extent possible, avoid the generic conclusion you make in some of your risk factors that the risk discussed would have a material adverse or negative affect on your business, results of operations or financial condition. Instead, replace this language with specific disclosure of how your business, results of operations or financial condition would be affected.
13. The first, second and fourth risk factors on page 11 appear duplicative. Please combine them.
14. The second risk factor on page 13 is common to every small business, to most other businesses and to the stock market in general most of the time. It should be deleted.

Forward-Looking Statements
15. Please remove the term "will" from the list of forward-looking statements.

Management`s Discussion and Analysis
16. Please expand Management`s Discussion and Analysis to discuss the reverse merger with Medivation and the common stock offering on December 17, 2004, and the related effects on the financial statements.


17. Please disclose the estimated costs associated with each milestone referenced in the fifth paragraph and disclose whether you currently have the cash required to fund each the activities associated with each milestone.
18. For each significant source of funding, please name each source, disclose the principal terms of each source and file the agreement as an exhibit to the registration statement if not filed presently.
19. We do not see the sale of "debt securities" any place in the past financings of this company or the predecessor. Please clarify.
20. The December 2004 private placement of 7,741,935 common shares should be fully discussed.

Business
21. Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions.
This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate, on a reasonable basis, all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, then the company must adopt the information as the company`s own or provide a consent for its` use. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Some examples include the following. This is not an exhaustive list.
a. all disclosure referencing studies or reports in the "published literature;"
b. the disclosure in the two paragraphs of "The Alzheimer`s
Disease
Opportunity" subsection citing information from the Alzheimer`s Association and Scientific American;
c. the disclosure in the second sentence of the first paragraph of the "FDA-Approved Therapeutics and Purported Mechanisms of Action" subsection;
d. the disclosure in the "Combination Therapy" section citing information from the Journal of the American Medical Association;
e. much of the disclosure contained in the first paragraph of the "Market Size" subsection;
f. the information in the "Preclinical Data" subsection discussing the results of preclinical experiments performed at the Institute of
Physiologically Active Compounds;

g. the information in the "Anti-Aging Indications" subsection discussing the results of the experiment performed at the Institute of Physiologically Active Compounds;

h. the information discussing the results of the experiments using
NT0904;
22. Disclose whether the results of pilot open-label clinical study performed at the Moscow Center for Gerontology are published results.
Also, further describe how the company intends to utilize the results of the clinical study.
23. Please file the preferred partnership letter agreement with the
Institute of Physiologically Active Compounds as a material exhibit.

Manufacturing
24. We note that you have entered two agreements with a U.S.
contract
laboratories to manufacturer bulk Dimebon drug substance and finished
Dimebon tablets.    Please disclose the material terms, financial
and
otherwise, of these agreements and file the agreements as material exhibits. Also, name the manufacturers pursuant to Item 101(b)(5).

Management
25. Please disclose Mr. DiGiandomenico`s affiliation with Vitacube Systems Holdings, Inc.
26. Indicate the nature of the business of ProDuct Health, Inc. in the information for C. Patrick Machado.
27. The alignment of the salary information in the summary compensation table should be corrected.
28. The second footnote to the table states that the company did not compensate officer and directors during 2002, 2003 or 2004.
Please
reconcile with the tabular information.

Certain Relationships and Related Transactions
29. Define "the financing".
30. We do not understand the information for Brock Capital Group. The value of the services performed is not stated, the dates of the services are not stated and the relationship between Brock and the registrant at the time of the services is not stated.
31. The parties to the registration rights agreements and the voting agreements should be named.

Voting Agreements
32. We note reference to the voting agreements as they pertain to the election to the board of directors of Messrs. Gorlin and Hung, one nominee acting as the representative of the individuals who held shares of common stock of Medivation immediately prior to the effective time of the merger, and two nominees acting as representatives of MDB Capital Group. Disclose whether these individuals have been so nominated and provide required disclosure pursuant to Item 401 of Regulation S-B.
33. Clarify the percentage of shares involved in the voting agreement(s).

Principal and Selling Stockholders
34. Please disclose if any of the selling shareholders are broker-dealers or affiliates of broker-dealers.
35. For all 5% stockholders listed that are not natural persons, please identify the natural persons with voting or investment control.
36. Clearly indicate the percentage of outstanding shares covered by
the voting agreements.
37. Addresses for non-employee 5% record holders should be
indicated.
38. Revise your principal /selling stockholder table so that all information provided via footnote corresponds to information presented in the table. For example, there are 17 footnotes yet the table only lists 15 footnotes.
39. Revise your principal/selling stockholder table to remove all references to 5% stockholders and/or selling shareholders as
"Affiliates of . . . ."  For example, we refer you to references to
"Affiliates of Marxe, Austin and Greenhouse, David," "Affiliates of
ProMed Partners," "Affiliates of Walker Smith Capital," and "Affiliates of Bailey, Gregory." Please clearly identify the record holder in your tabular presentation and provide footnote treatment for any information relating to the existence of an "affiliate" relationship, i.e., the beneficial owner of the shares is required to be disclosed.

Market For Common Stock and Related Matters
40. Please correct the obvious error in the number of common stock record holders.
Plan of Distribution
41. The "pledgees, donees, transferees and or other successors-in-interest mentioned in the first paragraph must be identified in accordance with the disclosure requirements of Item 507 of Regulation
S-B in the prospectus, or by amendment to the prospectus, prior to any sales by such persons.

Statements of Operations
42. Please explain to us supplementally why the calculation of weighted average common shares outstanding assumes the conversion of the Series B convertible preferred stock. Since conversion is contingent upon the approval of an increase in authorized common shares, it does not appear appropriate to assume conversion. Revise the financial statements accordingly, and revise Note 3(l) to explain the presentation of loss per share, and the effect of the recapitalization on the calculation.
43. Disclose the nature and amount of the major components of general and administrative expenses in a note or state them separately on the statement of operations for the periods presented.

Statements of Cash Flows
44. On the statement of cash flows, please separately disclose cash paid for interest in connection with the convertible notes.

Note 6- Stockholder`s Equity
45. Please review paragraphs 48 and 362 of SFAS 123, Accounting for
Stock-Based Compensation, and revise the company`s stock plan footnote disclosures to comply with the requirements therein. General Comments
46. Provide a current consent in any amendment and ensure that the financial statements are updated as required by Item 310(g) of Regulation S-B.

Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities
47. For each sale of unregistered securities, please disclose the facts relied upon to make the exemption(s) from registration available. In the case of sales relying on the exemption contained in section 4(2), please address, among the other requirements of 4(2), the financial sophistication of the purchasers. Also, please disclose the basis for reliance upon the exemption contained in section 3(a)(9).  See Item 701(d) of Regulation S-B.
48. The required information during the past three years for Medivation, the predecessor, should be included.
49. Name the "accredited investors" in the December 2004 financing.

Exhibits
50. We note the legality opinion remains to be filed. Please file with your next amendment.
51. Executed individual agreements for exhibits 9.1 through 10.3(c)
should be filed.  A Form is not sufficient.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 824 5696 if you have questions regarding comments on the financial statements and related matters. Questions on other
disclosure issues may be directed to Jay Ingram at (202) 942-2791,
or
to Don Rinehart, who supervised the review of your filing, at
(202)
942-4622.



      Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies


cc. Michael W. Hall, Esq.
650-463-2600 by facsimile

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Orion Acquisition Corp. II
February 25, 2005




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